UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

August 3, 2010 (August 3, 2010)
Date of Report (Date of earliest event reported)

LOGIC Devices Incorporated
(Exact name of registrant as specified in its charter)

0-17187
Commission File Number

California	**94-2893789**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

1375 Geneva Drive, Sunnyvale, California 94089
(Address of principal executive offices)
(Zip Code)

(408) 542-5400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On August 3, 2010, Mr. Brian Cardozo submitted his notice of resignation from the LOGIC Devices Incorporated Board of Directors and as the Audit Committee Chairman. Mr. Cardozo did not express any disagreement with our operations, policies or practices.

LOGIC Devices Incorporated would like to thank Mr. Cardozo for his many years of service.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

99.1 – Mr. Brian Cardozo's notice of resignation, dated August 3, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

LOGIC Devices Incorporated
(Registrant)

Date: August 3, 2010   By: /s/ Kimiko Milheim

Kimiko Milheim
Chief Financial Officer and Corporate Secretary

Exhibit 99.1

August 3, 2010

Mr. Howard Farkas
Chairman of the Board of Directors of
Logic Devices Incorporated

Dear Howard:

Please have this e-mail communication serve as my formal notice of my resignation as Audit Committee Chairman and as a member of the Board of Directors for Logic Devices Incorporated.

Sincerely,

Brian Cardozo